

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 17, 2017

Via E-mail
Nicholas C. Gangestad
Chief Financial Officer
3M Company
3M Center
St. Paul, MN 55144

> **Re: 3M Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 001-03285**

Dear Mr. Gangestad:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Kevin J. Kuhar

                              Kevin J. Kuhar
                              Accounting Branch Chief
                              Office of Electronics and Machinery